INVEST IN **MAINSTEM MALT**

High integrity malt supply chains for brewers, distillers, and fans

PITCH VIDEO | INVESTOR PANEL







LEAD INVESTOR

Brandon Howard

We've chosen to invest in Mainstem Malt because they are the only business that we have seen giving us access to a major goal as a craft whiskey producer: complete supply chain transparency. What Mainstem Malt is currently building is the missing link in the world of craft beer and spirits - a base material that matches the ethos of the industry. It is not enough, as a craft producer to simply use commodity malts. We value the importance of our "craft" product not being considered so simply because we produce on a smaller scale; we feel that it is important to lead the way in

mainstemmalt.com Walla Walla Washington

Technology | Infrastructure | Alcohol | Community | Manufacturing

OVERVIEW | UPDATES 3 | WHAT PEOPLE SAY 24 | ASK A QUESTION 5

Highlights

1. 🌾We sell the #1 non-water ingredient in craft beer ($29B+ US market) and single malt whiskey.
2. 📈$1.08MM+ lifetime malt sales w/ 63+ accounts nationally. ~$500k contracted 2021 sales and growing.
3. 🤝A new processing partnership cuts historical COGS by 50%+ and unlocks big growth opportunities.
4. 🛒We think bigger, beyond malt sales, to tech-enabled supply chain & marketing support for artisans.
5. 🌎The world's first B Corp maltster, committed long-term to deep sustainability in agriculture.
6. ✨Engaged in the craft malt community since 2014; Phil's an active Craft Maltsters Guild board member.
7. 🚣The "mainstem" is the longest channel in a river network. It's also our metaphor for collaboration.
8. 🦄With your support, Mainstem will change the way the world dreams about malt.

Our Team

Phil Neumann Co-Founder & CEO



Phil Neumann Co-Founder & CEO

I'm a conservationist on a mission to better the world through high integrity, consumer-facing agricultural supply chains. As in, ones that consumers can see and trust. Growing Mainstem has been my full-time focus since 2015.

Alyssa and I got into malt while exploring market-based ways to support conservation projects on family farms. Along the way, we realized Mainstem is in a unique position to inspire much broader change, so we've been pushing to be the beverage industry's model for comprehensive malt sustainability. Getting it right means the world to us.



Kether Scharff-Gray Operations

Kether brings a wealth of operations experience to Mainstem with a focus on agriculture & supply chains, and makes sure the trains are running on time. Her dedication to reformed agricultural systems is immense.



Alyssa Martinez Neumann Co-Founder & Communications

Alyssa has helped build Mainstem alongside a full-time communications day job at Oregon Tilth, a global champion and certifier for sustainable agricultural practices.

SEE MORE

Pitch



MALT SUPPLY CHAIN CONNECTIVITY FROM FARM TO CONSUMER

MAINSTEM MALT



TLDR: Our company in a nutshell

We're a premium supplier
of a primary ingredient for the booming craft beer and spirits market, plus other crafty niches.

We're differentiated
from our competition via conservation, place-based innovation, collaborative approach, transparency, and overall excellence in our craft.

We've been generating revenue
with $1.08MM lifetime sales & ~$500k already contracted for 2021 at a 15-25% gross margin.

We think big, beyond malt sales
to building a "market network" tech solution to some of our community's biggest challenges.

Welcoming new owners via Wefunder!
Selling up to $1.0MM in preferred stock.



Mission-driven from day one

Mainstem was born out of our shared passion for sustainable agriculture and craft beverages. Coming from the nonprofit world,



Alyssa Martinez Neumann
Phil Neumann

We set out in 2014 to build a craft malt company as a market-based approach to conservation, with landscape-scale ambitions.

It's working. Our team is already affecting management decisions on over 30,000 acres of farmland and it's being fueled by industry leading craft brewers & distillers.

Malt 101: You can't just ferment raw grain



malting
water
steeping
germination
kilning
barley
milling
roller mill
grist
mashing
cooling
brewing
trub
hops
"spent" grain
water
wort
plate heat exchanger
whirlpool separator
kettle
lauter tun
mash mixer
fermentation
maturation
filtration
flash pasteurization
packaging
yeast
excess yeast
green beer
fermentation vessel
maturation tank
filtration unit
plate heat exchanger
keg

Malt is the foundation of beer and whiskey

Malt is crafted by sprouting, kiln drying, and roasting raw grains.

CRAFT BREWERS & DISTILLERS have built leading brands by using premium hops, barrels, and process.

Most are still settling for run-of-the-mill malt.

Premium, story-rich malt is a gateway to a new dimension for these artisans.



We're actively disrupting the malt market



CONSUMERS PREFER:
Local & sustainable products

CURRENT MALT SUPPLY:
Commodity; homogenized; globalized; not sustainable

BREWERS & DISTILLERS WANT:
Differentiation; new markets; connection to place

MAINSTEM OFFERS:
Diverse, premium ingredients with place-based stories

Commodity malt runs counter to craft

100
TONS/YR
Purchased by **the avg. West Coast craft brewer**



250K
TONS/YR

Produced by
their primary malt source



Commodity malt is not sustainable



BIG **WATER USE FOOTPRINT**
BIG **LAND USE FOOTPRINT**
The current commodity malt supply places little-to-no value on conservation & the vitality of rural communities.

Craft brewers seek differentiation



Craft Beer Volume

The **$29B** US craft beer market is growing at 6% annually.

Craft Brewery Count

There are 8,275 **US breweries**, with ~2000 new breweries in planning.

brewersassociation.org

Distillers have joined the party

Craft Distillery Count
2014–2018 CAGR 19.3%
2,000
1,600
1,200
800
400
0
906
1,163
1,439
1,748
2,001
2014
2015
2016
2017
2018

Craft Spirits Retail Value
+29.7%
$4.8 Billion
US Market
1.3
1.8
2.4
3.0
3.7
4.8
$5.0B
$4.0
$3.0
$2.0
$1.0
$0.0
2013
2014
2015
2016
2017
2018

americancraftspirits.org

Major malt users, market summary: USA

	BEER	SPIRITS	CULINARY*
TOTAL MARKET:	$116B	$80B	?
CRAFT MARKET CAPTURE:	25%	6%	?
CRAFT ANNUAL GROWTH:	6%	19%	?

*The culinary market for malt is significant, but somewhat nebulous, and not an immediate target.

The craft beer spotlight is shifting to craft malt



A small but growing movement is underway.

Echoing the craft beer boom's early days, craft maltsters are re-imaging a globalized malt supply and the craft beverage marketplace is taking notice. "Craft malt is the new hops."

Mainstem has been an active player since 2014.

We're not your average craft maltster



We lead the industry in supply chain sustainability, transparency, and meaningful connection to place. Each of our malts features specific varieties, fields, and family farms. This is farmer Nathan Rea, standing in our 2017 Walla Walla Full Pint barley, on Russell Creek.

We're committed to deep sustainability





Certified
Corporation

We're the world's first (and currently only) Certified B Corp craft maltster. This is our commitment to using business as a force for good, tracking our social & environmental progress, and being highly transparent with stakeholders.



SALMON SAFE

To start, 100% of our dry-farmed grains come from family farms committed to helping wild Salmon. The vision is much bigger. From building diversity & equity in our industry, to organic & regenerative crop systems.

Linking end products to farms & farmers



MAINSTEM MALT

This is Nathan's Mainstem barley field in 2017.
Visit mainstemmalt.com/farm-story for the full web experience & recent years.

Locale: Walla Walla Valley, Wash. **Vintage**: 2017

FARMING PARTNER(S): H.T. REA FARMING
BARLEY: LCS GENIE (64 AC); OSU FULL PINT (11 AC)
CERTS & ATTRIBUTES: SALMON-SAFE CERTIFIED; DRY FARMED
STATUS: HARVESTED 8/2-3; AWAITING LAB RESULTS



A strong market presence

#MadeWithMainstem
PROJECTS WITH 63+ ACCOUNTS





Brewers & distillers believe in our conservation ethic, support of family farms, big vision for what's possible, and overall supply chain transparency.

Leading distillers are betting on us



Tens of thousands of gallons of super/ultra premium single malt whiskey will start hitting the shelves in 2021, all featuring 100% Mainstem Malt in their grain bills.



NOTE: This slide contains forward-looking statements that cannot be guaranteed.

Mission-driven team development

We're a lean, scrappy, and passionate team, with **experience across agriculture, supply chain management, natural resource conservation, and fermentation.** Our reps are pro brewers and distillers in our target markets.

Mainstem will continue to be a magnet for talent.


PHIL NEUMANN
Co-Founder + CEO


ALYSSA MARTINEZ NEUMANN
Co-Founder + Comms


K. SCHARFF-GRAY
Operations


AARON BLONDEN
Customer Innovations
3 Magnets Brewing


PAUL THURSTON
Customer Innovations
Fortside Brewing


ERIK CHAPMAN
Customer Innovations
Thinking Tree Spirits

The Mainstem brand is maturing

Since 2017, high third party processing costs have kept our pricing high (3-4x commodity malt) and limited our traction to "early adopter" accounts.

2021 marks a shift from custom malting for several major accounts, to a refined core range of competitively priced malts. Mainstem is now accessible to customers of all shapes and sizes.



Game Changer: Malting @ Montana Craft Malt

Our new processing partnership with Montana Craft Malt (MCM) unlocks new growth potential for Mainstem.

A 50%+ drop in COGS makes us one of the most competitive craft maltsters in the market.

Our pricing model now beats most premium Euro import malts (e.g. Weyermann) and is competitive with strategic styles & formats of North American commodity malts.



Jen O'Brien
Founder, MCM

Our 2021+2022 growth plan:

→ **Consolidate our offerings to 4 core products and produce them at scale via Montana Craft Malt.** Use these malts to build a stronger platform for sales & marketing, conservation, & malt innovations initiatives.

→ **Grow annual revenue above $1MM in 2022 through digital marketing, strategic partnerships, tech, and sales support.** A new website, B2B sales platform, and other tech will facilitate spot purchasing, forward contract management, sales/marketing, and mgmt of end markets for #madewithmainstem products.

→ **Cultivate development opportunities for strategic Mainstem Malt Hubs.** A Headquarters in Walla Walla, WA focused on logistics, specialty production, and supply chain experience. A full-service Hub in Alaska.



NOTE This slide contains forward-looking statements that cannot be guaranteed.

Mainstem Hubs to augment key partner hubs



MAINSTEM ALASKA
ANCHORAGE, AK

"THE GRAIN-SALMON NEXUS"

MAINSTEM NORTHWEST
WALLA WALLA, WA

MONTANA CRAFT MALT
BUTTE, MT

Mainstem can scale without our own facilities, but we envision a future where owned and contracted capacity is blended.

Malt Hubs would augment malting, logistics, and customer/consumer experience in key geographies.

A **Northwest** facility would offer stronger logistics, specialty malting & innovations capacities, and greater influence in our coastal/I-5 corridor markets.

There's strong, ongoing support for us to help pioneer the **Alaska** malt supply with a full-service Anchorage location.

In support, raising up to $1.0MM via Wefunder



MAINSTEM FOR ALL

Beyond Alyssa and me, there are 14 fiercely loyal households on Mainstem's cap table. For philosophical reasons, we've always wanted to open the company up for an equity crowdfund campaign. Now's the time. **We'll be the first malt company globally to raise money like this, and It feels SO good to be underway.** Our dream is to get 1000+ new investors on the team and infuse a diversity of new perspectives into the company's growth. -Phil



TARGET SPENDING BY $ RAISED	$50K	$250K	$500K	$750K	$1MM
Wefunder's Fee:	7.5%	7.5%	7.5%	7.5%	7.5%
Fundraise Legal/Accounting/Marketing:	40.0%	10.0%	5.0%	4.0%	3.0%
Working Capital to Support Increased Production:	52.5%	25.0%	20.0%	16.0%	12.5%
Increase Sales & Business Dev Staff:		37.5%	30.0%	26.0%	20.0%

Increase Sales Support Budget:		10.0%	10.0%	7.5%	6.0%
Increase Brand Support & Digital Marketing Budget:		10.0%	10.0%	10.0%	7.5%
Development of Novel Technologies:			17.5%	25.0%	10.0%
Add Alaska-Grown Malt to Catalog (Malted in MT):				4.0%	3.0%
Support Establishment of Walla Walla Hub, Phase 1:					25.0%
Increase focus on Alaska Hub Development:					5.5%

Beyond Malt: Our supply chain tech play
HEADWATERS
Linking conscientious consumers
to conservation-minded family farms,
through the brands they love.

Adding value from farm-to-consumer
HEADWATERS
MAINSTEM
ARTISANS
CONSUMERS
MALT SALES
Our story-rich ingredients unlock potential for super/ultra premium products.
But our Artisans are very busy. Effective communication of ingredient stories is complex & time consuming.
HEADWATERS will provide streamlined sales & supply chain management services, tied to gamified consumer engagement.
END PRODUCT SALES
Direct sales maximize ROI for Artisans. It's the only source of revenue for many.
Distributors and retailers take 30-50% and restrict the flow of supply chain story. We can do better on both counts.
HEADWATERS has the potential to cultivate a loyal consumer base and generate new direct sales for artisans, for a modest cut to Mainstem.

Developing into a powerful market network
HEADWATERS
AG INPUTS + SERVICES
ROTATION CROP PROCESSORS
MAINSTEM MALT
GRAIN GROWERS
PARTNERS
MALTING CAPACITY
IN-HOUSE
PARTNERS
LOGISTICS PROVIDERS
IN-HOUSE
PARTNERS
EXPERIMENTAL END PRODUCTS
ANCILLARY PRODUCTS + SERVICE PROVIDERS
VETTED BY MAINSTEM MALT
ARTISANS
BREWERS
DISTILLERS
BAKERS
ETC.
DISTRIBUTION
SELF-DISTRIBUTION
ONSITE SALES
DtC
POINTS OF SALE
CONSUMERS ("FANS")
ARTISAN LOYALTY
MAINSTEM MALT LOYALTY
END PRODUCT PURCHASING

For Consumers: Supply chain visibility & engagement with Growers & Artisans.
For Artisans: Integrated supply chain & collaboration tools; premium markets.
For Vetted Vendors: Primed sales opportunities with premium Artisan projects.

Total available market for Mainstem: Malt + Tech

	NW USA	Western USA	USA	N. America	World
Estimated Malt Market Size (Tons)	250,000	1,000,000	3,000,000	5,000,000	30,000,000
Mainstem Market Capture	3.00%	2.00%	1.50%	1.50%	1.00%
Malt Volume Target (Tons)	7,500	20,000	45,000	75,000	300,000
Avg Malt Pricing ($/Pound)	$0.70	$0.60	$0.55	$0.55	$0.45
MALT SALES REVENUE	$10,500,000	$24,000,000	$49,500,000	$82,500,000	$270,000,000
Beer Equivalent (BBL)	218,341	582,242	1,310,044	2,183,406	8,733,624
Avg Price Point ($/Pint)	$3.50	$3.50	$3.50	$3.50	$3.50

Avg. Price Point ($/Pint)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
End Product Value	$189,519,651	$505,385,735	$1,137,117,904	$1,895,196,507	$7,580,786,026
Headwaters Cut	10.00%	10.00%	10.00%	10.00%	10.00%
HEADWATERS REVENUE	$18,951,965	$50,538,574	$113,711,790	$189,519,651	$758,078,603
COMBINED REVENUE	**$29,451,965**	**$74,538,574**	**$163,211,790**	**$272,019,651**	**$1,028,078,603**

CALCULATIONS EXPLAINED ON NEXT PAGE

Total available market for Mainstem: Malt + Tech

Malt Sales Revenue: We assume Mainstem captures of a small, premium portion of the total malt market in each geography, charging what we think is a reasonable premium for it at those increasing scales.

Headwaters Revenue: An oversimplified and partial, but tangible way to think about the value of our market network. We convert our total malt market capture (a mix of any number of artisanal end uses) to a 6% craft beer volume with the Brewers Association average malt usage rate per barrel (BBL; 31 gallons), then assume we can help artisans market more of their product at a favorable price, for a reasonable cut.


Revenue, Malt Sales
Revenue, "Headwaters" Social Market
COGS, Combined
Operating Expenses
Profit
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
-$500,000
2019
2020
2021
2022
2023
MAINSTEM MALT'S
TARGET GROWTH
@ FULL FUNDING
[NOTE: This graph contains forward-looking projections that cannot be guaranteed.]

Help us change the world of malt, for the better



For detailed investment info & live updates, head to
wefunder.com/mainstemmalt


TRACE IT TO THE HEADWATERS
MAINSTEMMALT.COM
@MAINSTEMMALT
#GRAINLIKEGRAPES #MALTTHATMATTERS

